Mail Stop 0409

VIA U.S. MAIL AND FAX (952)945-9433

Philip J. Myers
American Church Mortgage Company
10237 Yellow Circle Drive
Minnetonka, MN 55343

Re:	American Church Mortgage Company
	Form 10-K for the year ended December 31, 2004
      File No. 33-87570

Dear Mr. Myers:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Management`s Discussion and Analysis or Plan of Operation.

Loan Loss Reserve Policy, page 18

1. We note your disclosure regarding the three troubled loans held by the Company as of year end and the related reserve of approximately
$70,000. In a supplemental response to us please tell us the reserve applied to each loan described in your disclosure and how that reserve was assessed based on your policy as disclosed on page 19 of your filing.

Financial Statements

1. Summary of Significant Accounting Policies

Bond Portfolio, page F-8

2. In a supplemental response to us, please explain how you determined that the fair value of your bond portfolio approximates cost. Include in your response a discussion of the methodology used by the Company to calculate fair value. Additionally, we note your disclosure in footnote 2 to your financial statements that bonds receivable are carried at amortized cost. Please confirm to us whether you are accounting for your bonds receivable at fair value in accordance with the guidance of SFAS 115 related to available for sale securities, or at amortized cost.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Robert Telewicz, Staff Accountant, at (202)
824-5356 or the undersigned at (202) 942-1964 if you have questions.



						Sincerely,



Linda van Doorn
Senior Assistant Chief Accountant



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American Church Mortgage Company
April 13, 2005